UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42473

LOGPROSTYLE INC.

1-2-3 Kita-Aoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 30, 2026, LogProstyle, Inc. (the “Company”) held its Annual General Meeting of Shareholders (the “Annual Meeting”) for the following purposes, as more fully described in the Notice of Convocation previously furnished as an exhibit to the Company’s Form 6-K filed by the Company with the Securities and Exchange Commission on June 5, 2026:

Matters to be Reported:

The Business Report and the Non-Consolidated Financial Statements for the 9th Fiscal Year (April 1, 2025 to March 31, 2026)

Matters to be Resolved:

Proposal: Election of Six (6) Directors

At the Annual Meeting, shareholders voted to elect the eight director nominees in accordance with the voting results listed below:

Nominee Name	For	Against	Abstain	Broker Non-Votes
Yasuyuki Nozawa	19,797,970	50,290	5	-
Satoshi Oyamatsu	19,797,970	50,290	5	-
Kentaro Tachibana	19,797,970	50,290	5	-
Katharyn (Katie) Field	19,798,040	50,220	5	-
John A. Stapleton	19,798,064	50,196	5	-
Isaac Freites	19,798,064	50,196	5	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: July 6, 2026	By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative Director